Exhibit 19.1

QUAINT OAK
BANCORP INC

Statement of Policy and Procedures Governing Trading in Shares of Quaint Oak Bancorp, Inc.

(Effective Date: August 8, 2007
Amended and Restated as of July 10, 2024)

[Exhibits Omitted]

QUESTIONS AND ANSWERS ABOUT

INSIDER TRADING

THE COVERAGE OF THE PROHIBITION

Q:	Does the insider trading prohibition just extend to in and out trading, such as purchases and sales within six months of each other?

A:

No. A different provision of the federal securities laws, Section 16(b), deals with such “short-swing” trading by certain high level insiders, regardless of whether they possess material nonpublic information. That should not be confused with the broader general insider trading prohibition. Additional guidance to directors and executive officers regarding Section 16(b) has been separately provided.

Q:	If we issued a press release describing some material information in the morning, can I trade in the Company’s stock that afternoon?

A:

No. The SEC’s view is that before securities transactions by insiders can occur, material information generally must be accessible to the investing public, with enough time elapsed for the marketplace to fully absorb the information. To comply with the Company’s insider trading policy, directors, Insiders (as defined in this insider trading policy) and other employees involved in the earnings release process generally cannot be in the market during any blackout period under the insider trading policy. In addition, no director, officer or employee may transact in the Company’s securities at any time they are in possession of material nonpublic information. The only exception is for transactions pursuant to a pre-approved trading plan meeting the requirements of SEC Rule 10b5-1 that is adopted by a person at a time the person is not in possession of material nonpublic information. To ensure compliance with this condition, directors, Insiders and other employees involved with the earnings release process may not adopt a Rule 10b5-1 trading plan during a blackout period.

Q:	I am a high-level insider. Aren’t I always in possession of information that the outside world would like to know? If so, when can I ever trade?

A:

This is a difficult question. The securities laws make clear that only material facts are relevant to the insider trading prohibition; the mere fact that you might have superior insight as a result of your day-to-day familiarity with the Company’s operations does not preclude you from trading. At the same time, you should recognize that the term “material fact” is construed broadly, and some courts recognize a “mosaic” approach by which a group of facts that are immaterial standing alone can become material when pieced together. If you have questions about information in your possession, contact the Stock Compliance Officer. If you enter into a pre-approved Rule 10b5-1 trading plan at a time you are not aware of material nonpublic information, you may be in a better position to defend against alleged insider trading violations.

Q:	What if I was planning to buy (or sell) Company stock when I learned some inside information that caused me not to go forward with those plans. Is this illegal?

A:	No, since the operative provision of the insider trading prohibition applies only in connection with the purchase or sale of a security.

Q:	Could I incur insider trading liability for gifting Company stock at a time that I am in possession of material nonpublic information?

A:

The law on this is murky, though the SEC has taken the position that gifts of securities can give rise to insider trading liability because a “sale” of a security need not be for value. By way of example, the SEC has said that a donor of securities violates the insider trading laws if he or she gifts the securities at a time he or she is aware of material nonpublic information and knows or is reckless in not knowing that the donee will sell the securities prior to the public disclosure of that information.

Charitable and other non-profit organizations that receive gifts of public company securities often sell those securities very soon after receiving them. If you make such a gift, the sale of the gifted securities by the organization may be attributed to you for purposes of the insider trading laws. The same applies with respect to any other gifts, whether to family members or other persons, where you have reason to believe (which will be judged after the fact with 20-20 hindsight) that the recipient is likely to sell the securities soon after receiving them.

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HOW THE INFORMATION WAS OBTAINED

Q:	What if I overhear other employees discussing some confidential information or see a confidential memorandum. Does the fact that I have not been specifically given the information make any difference?

A:	No. It is generally assumed that so long as the employee learned the information, he or she has a duty to avoid profiting from such information.

Q:

Suppose I hear that the Company may engage in a major transaction such as a merger with or purchase of another company, and I buy that company’s stock before the transaction is publicly announced. Am I liable?

A:	Yes. Assuming you learned this in the course of your employment, the insider trading laws bar you from trading in other stocks while in possession of material nonpublic information.

THE REASONS FOR TRADING

Q:	What if I know of some upcoming bad news about the Company, but have to sell some shares of Company stock in order to pay medical bills or college tuition for my child?

A:

Motivation is irrelevant; the insider trading prohibition applies whenever an insider is in possession of material nonpublic information. Transactions that may be justifiable for independent reasons are no exception. The SEC would look at such transactions with 20-20 hindsight.

TIPPING

Q:	What if I tell my brother (or spouse) about something going on at the Company and he trades. Am I liable?

A:

If the communication is deemed a tip, i.e., that you were trying to gain something from the communication, or simply trying to help your brother profit, then yes, you are liable. And after the fact, it will be extremely difficult to argue in court that you didn’t intend to facilitate his trading when you passed on sensitive information like that.

Q:	Suppose I’m at a cocktail party discussing business with other Company employees. We’re overheard by someone else, who buys our stock. Am I a tipper?

A:

No. You must pass on the information “for personal benefit” in breach of duty to the Company in order to be held liable. Nevertheless, this again underscores the importance of maintaining the confidentiality of sensitive information and refraining from discussing such information in places where the conversations could be overheard.

Q:

Suppose I represent the Company in negotiating a significant transaction. In the course of the negotiations, I give the other party material nonpublic information about the Company. Am I liable if one of the representatives of the other party trades in the Company’s stock before that information is publicly disclosed?

A:	No, since you passed on the information for a legitimate business purpose. However, the representative of the other party might well be liable.

Q:	What is my exposure if I pass on confidential information to an investment analyst?

A:

This is a complicated question. Under certain circumstances you could be liable, and the Company might be required to issue a press release at an inopportune time. Accordingly, analyst communications must always be carried out carefully, and only by specifically designated officers of the Company. The SEC has promulgated Regulation FD (fair disclosure), which addresses the issue of selective disclosure of material nonpublic information.

NOTIFICATION

Q:	Do I need to notify the Company prior to placing an order to purchase or sell stock?

A:	Yes. If you are a director, you must notify the Company’s CFO and/or the Stock Compliance Officer prior to placing your order.

If	you are an Executive Officer identified in Exhibit A, you must receive approval, which may not be unreasonably withheld, from the CFO and/or the Stock Compliance Officer prior to placing your order.

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INTRODUCTION

As a publicly traded corporation and financial institution, we have an obligation to maintain the confidentiality of nonpublic information obtained in the course of our business. This obligation extends to all officers and directors of Quaint Oak Bancorp, Inc. (the “Company”), Quaint Oak Bank (the “Bank”) and the Bank’s subsidiaries and all other Company and Bank personnel (collectively, “Company Personnel”). These ethical considerations preclude the use by Company Personnel, for direct or indirect personal gain or profit, of nonpublic information (also known as inside information) received in the course of the Company’s and the Bank’s business.

Moreover, the use of material nonpublic information in securities transactions (insider trading) or the communication of such information to others who use it in securities trading (tipping) may violate the federal securities laws. Such violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the Securities and Exchange Commission (“SEC”), criminal and civil prosecution, disgorgement of any profits realized or losses avoided through use of the nonpublic information, monetary penalties, and exposure to additional liability in private actions. Further, insider trading violations expose the Company and its personnel acting in supervisory capacities to civil liabilities and penalties for the actions of employees under their supervision who engage in insider trading violations.

To help Company Personnel avoid violating federal securities laws and to prevent situations that could damage the Company’s or the Bank’s reputation of integrity and ethical conduct, the Company has adopted the following policies and procedures to assure that material nonpublic information will not be used by Company Personnel in transactions involving securities of the Company and that the confidentiality of such information will be maintained. These policies and procedures also apply to securities transactions by family members and other individuals (i) who reside in the same households with Company Personnel, (ii) who are materially dependent on Company Personnel for financial support or (iii) whose transactions in securities are directed by Company Personnel or are subject to the influence or control of Company Personnel, such as parents or children who consult with Company Personnel before trading in securities (collectively, “Family Members”). Strict compliance with these policies and procedures is expected of all Company Personnel and their Family Members, and any infringement of these policies may result in sanctions, including termination of employment by the Company or the Bank.

In addition to the matters described herein, executive officers and directors of the Company are reminded that they must comply with the certain requirements pursuant to Section 16 of the Securities Exchange Act of 1934 regarding reporting of securities transactions and short-swing profits.

A.         THE BASIC POLICY

No Company Personnel aware of material nonpublic information relating to the Company may, directly or through Family Members or other persons or entities, (a) transact in securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action or take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends.

In addition, no Company Personnel who, in the course of working for the Company, learn of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may transact in that company’s securities until the information becomes public or is no longer material.

Transactions subject to this policy include purchases, sales and bona fide gifts of securities.

B.         BLACKOUT PERIODS

Insider trading case law and actions by federal authorities over the years suggest that the most risky time to purchase or sell a corporation’s securities may be shortly before the public release of important financial information, such as quarterly or annual results of operations; conversely, the least risky time is likely the period after release and dissemination into the marketplace of such information. For this reason, and because the Company encourages its directors, officers and employees to have a meaningful investment in the Company, we have adopted the following policy:

Transactions in the Company’s securities shall NOT be made by directors, Insiders or other employees involved in the earnings release process or their Family Members during a Blackout Period. A Blackout Period will commence on the fifteenth day of the last month of each of the Company’s fiscal quarters and end two (2) business days after the earnings release for that quarter has been published. Insiders are defined by the Company to be those persons set forth in Exhibit A hereto.

In addition to the above-specified policy, directors, officers and other Company Personnel generally are prohibited from buying or selling Company securities at any time they are in possession of material nonpublic information (for example, a pending corporate merger, acquisition or sale, an event which is likely to result in a significant deviation from anticipated earnings such as a significant gain upon the sale of assets or a significant provision for loan losses, etc., see Section H, below, for further discussion of what is “material”). So long as the event remains material and nonpublic, directors, officers, and other employees who know the information may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. Notification of an event-specific blackout to those persons who will be subject to such restrictions will be made by the Chief Financial Officer. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. Failure of the Company to designate a person as being subject an event-specific blackout does not relieve that person of the obligation not to trade while aware of material nonpublic information.

C.         APPLICABILITY TO CERTAIN BENEFIT PLAN TRANSACTIONS

401(k) Plan. The Basic Policy on securities trading and Blackout Period restrictions of Sections A and B above apply to certain transactions in the Quaint Oak Bank 401(k) Plan (the “401(k) Plan”) related to the Company common stock fund. The trading prohibition and Blackout Period restrictions do not apply to purchases of Company common stock in the 401(k) Plan resulting from your periodic contribution of money to the 401(k) Plan pursuant to your ongoing payroll deduction election. However, the trading prohibition and Blackout Period restrictions do apply to the following transactions in the 401(k) Plan:

(a)	an election to begin or terminate investing in the Company common stock fund;

(b)	an election to increase or decrease the amount or percentage of your periodic contributions that will be allocated to the Company common stock fund;

(c)	an election to make an intra-plan transfer of an existing account balance into or out of the Company common stock fund;

(d)	an election to borrow money against your 401(k) Plan account if the loan will result in a liquidation of some or all of your Company common stock fund balance; and

(e)	an election to prepay a 401(k) Plan loan if the prepayment will result in an allocation of proceeds to the Company common stock fund.

Stock Option Exercises. The Basic Policy on securities trading and Blackout Period restrictions of Sections A and B above do not apply to the exercise of a stock option granted under a Company plan (i) where the option holder uses cash on hand or shares of Company stock already owned by the option holder to pay the exercise price and/or satisfy a tax withholding requirement, or (ii) in the case of a net exercise whereby option shares are withheld by the Company in payment of the exercise price and/or satisfaction of a tax withholding requirement. The Basic Policy and Blackout Period restrictions do apply, however, to any sale of the option shares as part of a broker-assisted cashless exercise of the option, or any other market sale of Company stock for the purpose of generating the cash needed to pay the exercise price of the option or to satisfy a tax withholding requirement. For directors, Insiders and other employees involved in the earnings release process, such transactions may not occur during a Blackout Period unless done pursuant to a pre-approved Rule 10b5-1 trading plan.

Withholding of Shares of Restricted Stock to Satisfy Tax Withholding Obligations. The Basic Policy on securities trading and Blackout Period restrictions of Sections A and B above do not apply to the withholding by the Company of shares of restricted stock upon the vesting of such stock to satisfy tax withholding obligations. The Basic Policy and Blackout Period restrictions do apply, however, to any market sale of Company stock to satisfy tax withholding obligations.

D.         SHORT SELLING OF COMPANY STOCK, ENTERING INTO PUTS, CALLS OR HEDGING TRANSACTIONS OR OPEN ORDERS

It is contrary to Company policy for any director, officer or employee to engage in any short sale of the Company’s stock (and directors and executive officers are specifically prohibited from engaging in short sales pursuant to federal securities laws and regulations). This policy is designed to encourage investment in the Company’s stock on a long-term basis and to discourage active trading or short-term speculation.

It is also contrary to Company policy for any director or executive officer to place orders to purchase or sell the Company’s stock that are open-ended. All instructions for brokered transactions must terminate prior to a Blackout Period, unless such instructions are part of a trading plan approved in accordance with the provisions of Part E below.

In addition, while not prohibited by this policy, the Company, as a general matter, has concerns with Company Personnel entering into hedging transactions (such as zero cost collars and forward sale contracts), especially when engaged in by directors and executive officers. The Company understands, however, that there may be valid and legitimate tax, estate planning or other reasons for engaging in such transactions. Accordingly, any director or executive officer wishing to enter into such transactions must pre-clear the proposed transaction with the Board of Directors. Any request for pre-clearance of a hedging transaction or a similar transaction must be submitted in writing to the Board of Directors at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must provide the rationale for such transaction.

E.         TRADING PLANS

Directors, Insiders and other employees involved with the earnings release process who wish to implement a trading plan pursuant to the provisions of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 must pre-clear the proposed plan with the Company’s Stock Compliance Officer. As required by Rule 10b5-1, such trading plans may only be entered into when the person establishing the plan is not in possession of material nonpublic information. In addition, a director, Insider or other employee involved with the earnings release process wishing to enter into a trading plan may not do so during a Blackout Period. However, transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of such transactions assuming the plan complies with the requirements of Rule 10b5-1 and, among other things, specifies the date, prices and amounts of the contemplated transactions or establishes a formula for determining the dates, prices and amounts. Notwithstanding the foregoing, such transactions may still trigger various reporting and/or disclosure obligations by both the person establishing the plan (if a director or executive officer) as well as the Company.

Accordingly, a person effecting transactions pursuant a pre-cleared trading plan must advise the Stock Compliance Officer promptly after effecting all such transactions.

F.         OTHER SECURITIES

The considerations that affect transactions by insiders in securities of their own company may be pertinent to transactions in the securities of other companies with whom discussions of an acquisition, merger, or important contracts, etc., are being considered or carried on. It is a violation of Company policy for Company Personnel to trade in the securities of another company based upon material nonpublic information which he or she has received in the course of his or her employment with the Company or the Bank.

G.         REPORTING TRANSACTIONS IN COMPANY SHARES

To assure compliance with the foregoing policy (i.e., abstention from trading while material information remains nonpublic), prior to placing an order to purchase or sell Company securities, (i) directors must notify the CFO and/or the Stock Compliance Officer, and (ii) Insiders listed in Exhibit A hereto (such officers in addition to all directors are hereinafter referred to as “Covered Persons”) must receive approval, which may not be unreasonably withheld, from the CFO and/or the Stock Compliance Officer. Following a transaction in the Company’s securities, Covered Persons and their Family Members must report the transaction to the CFO and/or the Stock Compliance Officer within one (1) business day of the transaction (i.e., by the next business day after the trade date). Because there are so many “gray areas” in the law of insider trading, you should not try to make close calls about what is legal or illegal by yourself. Err on the side of caution: either refrain from trading altogether if there is any question in your mind about the propriety of a particular trade, or consult with the Stock Compliance Officer with respect to a particular trade prior to execution. The Stock Compliance Officer will consult with securities counsel as necessary.

The Stock Compliance Officer will maintain a record of all inquiries and responses that will be available as evidence of compliance with this policy.

H.         CONFIDENTIALITY OF NONPUBLIC INFORMATION

All Company Personnel are expected to maintain the confidentiality of nonpublic information obtained in the course of their relationship with the Company and the Bank, internally, in business dealings with customers or otherwise. Disclosure of such information to persons outside the Company, as well as inside information concerning the Company itself, is prohibited. You should not discuss confidential information within the hearing range of outsiders, including friends and relatives. It is particularly important to exercise care and refrain from discussing nonpublic information in public places, such as trains, taxis, airplanes, restaurants, and other places where the discussions might be overheard. Similarly, confidential information should not be discussed [during cellular telephone conversations or] on any type of social media.

In addition to your obligation to generally refrain from trading while in possession of material nonpublic information, you are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to family members, friends, acquaintances or business associates under circumstances that suggest that you were trying to help them make a profit or avoid a loss. When tipping occurs, both the “tipper” and the “tippee” may be held civilly and criminally liable, and this liability may extend to all those to whom the tippee turns around and gives the information.

“Material information” means information relating to a company with publicly traded securities, its business operations or securities, the public dissemination of which would likely affect the market price of any of its securities, or which would likely be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. While it is impossible to list all types of information that might be deemed material under particular circumstances, information dealing with the following subjects is often found material: earnings estimates or results; dividends; acquisitions, including mergers and tender offers; sales of substantial assets; changes in debt ratings; significant write-downs of assets or significant additions to reserves for bad debts or contingent liabilities; liquidity problems; extraordinary management developments; securities offerings; major price or marketing changes; and significant litigation or investigations by governmental bodies. Information about a company generally is not material if its public dissemination would not be likely to have an impact on the price of the company’s publicly traded securities.

Information that has not been disclosed to the public generally is nonpublic. To show that information is public, you should be able to point to some evidence that it has been widely disseminated. Information would generally be deemed widely disseminated if it has been disclosed, for example, on the Dow Jones broad tape; news wire services such as PR Newswire, Business Wire, AP, UPI, or Reuters; radio or television broadcast available to a wide audience; major newspapers or magazines; or public disclosure documents filed with or furnished to the SEC, such as prospectuses, proxy statements or annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K.

All questions relating to this policy should be addressed to Aimee K. Ott, who has been designated Stock Compliance Officer by the Company.